Credit Suisse Securities (USA) LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
And Supplemental Schedules
As of the Year Ended December 31, 2020
And Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT
Pursuant to Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934
And Regulations 1.10 (g), 145.5 and 145.9
Under the Commodity Exchange Act



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of
Credit Suisse Securities (USA) LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and its subsidiaries (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2021

We have served as the Company's auditor since 2020.

PricewaterhouseCoopers LLP, 300 Madison Avenue New York, US-NY 10017
www.pwc.com/us

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2020
(In millions)

ASSETS

Cash and cash equivalents	$	730
Collateralized financings:		
Securities purchased under agreements to resell, of which $5,126 is reported at fair value		21,967
Securities borrowed, of which $3,222 is reported at fair value		29,767
Securities received as collateral, at fair value ($1,505 of which was encumbered)		1,695
Financial instruments owned, at fair value ($2,293 of which was encumbered):		
Debt instruments, of which $89 is from consolidated VIEs		7,999
Equity instruments		2,329
Derivative contracts		162
Receivables:		
Customers		11,995
Brokers, dealers and others		4,970
Deferred tax asset		1,026
Goodwill and intangibles		530
Other assets and deferred amounts, of which $519 is reported at fair value and $515 is from consolidated VIEs		2,784
Total assets	$	85,954

See accompanying notes to statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition (Continued)
December 31, 2020
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	272
Collateralized financings:		
Securities sold under agreements to repurchase, of which $16,971 is reported at fair value		19,501
Securities loaned, of which $87 is reported at fair value		2,548
Obligation to return securities received as collateral, at fair value		1,695
Financial instruments sold not yet purchased, at fair value:		
Debt instruments		2,877
Equity instruments		688
Derivative contracts		107
Payables:		
Customers		11,174
Brokers, dealers and others		2,363
Subordinated and other long-term borrowings, of which $476 is reported at fair value and is from consolidated VIEs		27,599
Other liabilities, of which $339 reported at fair value		4,303
Total liabilities		73,127
Member's equity:		
Member's contributions		14,127
Accumulated loss		(1,067)
Accumulated other comprehensive loss		(233)
Total member's equity		12,827
Total liabilities and member's equity	$	85,954

See accompanying notes to statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

1. Organization and Summary of Accounting Policies

The Company

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as all Variable Interest Entities ("VIEs") where the Company is the primary beneficiary. See Note 8 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for governments, financial institutions, corporate clients and affiliates. It is an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers.

The accompanying consolidated statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of its operations that would have existed if the Company had been operated as an unaffiliated entity.

Accounting Policies

Basis of financial information. The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates. Management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, the evaluation of variable interest entities, recognition of deferred tax assets, goodwill, pension liabilities, and tax uncertainties, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Principles of consolidation. All material intercompany balances and transactions have been eliminated.

Foreign currency translation. Transactions denominated in currencies other than the functional currency of the Company are recorded by remeasuring them in the functional currency of the Company using the foreign exchange rate on the date of the transaction. As of the dates of the statement of financial condition, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

1. Organization and Summary of Accounting Policies (Continued)

exchange rates. Non-monetary assets and liabilities are recorded using the historic exchange rate.

Fair value measurement and option. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item. If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the consolidated statement of financial condition and the election is irrevocable.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks, including demand deposits held at affiliate branches, and certain highly liquid investments with original maturities of 90 days or less, other than those held-for-sale in the ordinary course of business. Included in Cash and cash equivalents is restricted cash of $279 million which is segregated for regulatory purposes under the Commodity Exchange Act Sections 4d(2) and 4d(F).

Collateralized financings. Purchases of securities under agreements to resell ("resale agreements") and securities sold under agreements to repurchase substantially identical securities ("repurchase agreements") do not constitute economic sales and are therefore treated as collateralized financing transactions, which are carried in the consolidated statement of financial condition at the amount of cash disbursed or received, respectively. Resale agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in trading assets. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Certain repurchase agreements and resale agreements that primarily represent matched-book activities are fair value elected. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. Accrued interest income and expense are recorded in the same manner as under the accrual method in other assets and liabilities, respectively in the consolidated statement of financial condition.

Repurchase and resale agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution that meets certain criteria and a right of offset exists under an enforceable master netting agreement or a central counterparty's clearing rules.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

1.   **Organization and Summary of Accounting Policies (Continued)**

Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending and borrowing transaction as collateral may be sold or repledged, they are recorded as securities received as collateral in the consolidated statement of financial condition and a corresponding obligation to return the security is recorded. Securities lending transactions against non-cash collateral in which the Company has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. Certain securities loaned and securities borrowed transactions that represent matched-book activities are carried at fair value. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary. Accrued interest income and expense are recorded in the same manner as under the accrual method in other assets and liabilities in the consolidated statement of financial condition.

Financial instruments owned. Financial instruments owned include debt securities, marketable equity instruments and derivative instruments, which are carried at fair value and classified as held for trading purposes based on management's intent. Regular-way security transactions are recorded on a trade date basis.

Derivative contracts. All derivative contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments, as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net. The Company may enter into transactions that have non-regular way settlement terms, which if all requirements are met, are treated as non-regular-way accounting derivatives during the period from trade date to settlement date. See Note 2 and 5 for more information.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and futures. Securities owned by customers, including those that collateralize margin or similar transactions are held for clients on an agency or fiduciary capacity by the Company, are not assets of the Company and are not reflected in the consolidated statement of financial condition. Receivables from and payables to customers are recorded at amortized cost net of any allowances for credit losses.

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

1.   Organization and Summary of Accounting Policies (Continued)

the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, and other non-customer receivables, which are primarily amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations and other non-customer payables, which are primarily amounts related to futures contracts. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others. Receivables and payables from brokers, dealers and others are recorded at amortized cost net of any allowances for credit losses.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Intangible assets that do not have indefinite lives, principally client relationships, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. Based on the results of the Company's year-end annual review, no impairment charge on goodwill or intangible assets was required. As of December 31, 2020, the Company had $518 million of goodwill and $12 million of indefinite-lived intangible assets.

Other assets and deferred amounts. Other assets and deferred amounts primarily includes capitalized software and office facilities, interest receivables, other receivables, and loans held-for-sale. Loans held by VIEs, which were consolidated under US GAAP, are considered held-for-sale. The Company elects to record these VIE assets at fair value.

As of December 31, 2020, the Company had fixed assets of $1.8 billion offset by $1.1 billion of accumulated depreciation, of which capitalized software (net of accumulated depreciation) was $670 million. The Company capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Company depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

Allowance for credit losses. The credit loss requirements apply to financial assets measured at amortized cost as well as certain off-balance sheet credit exposures, such as irrevocable loan commitments and similar instruments. The credit loss requirements are based on a forward-looking, lifetime current expected credit loss ("CECL") model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The estimation and application of forward-looking information requires quantitative analysis and significant judgement. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors ("MEFs") as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.

The Company measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets which do not share similar risk characteristics, expected

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

1. Organization and Summary of Accounting Policies (Continued)

credit losses are evaluated on an individual basis. CECL amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted MEFs, such as interest rates, gross domestic product ("GDP") and unemployment rates. An allowance for credit losses is deducted from the amortized cost basis of the financial asset. Provisions for off-balance sheet credit exposures are recognized as a provision in other liabilities in the consolidated statement of financial condition. The allowance for credit losses and provisions for off-balance sheet credit exposures were immaterial as of December 31, 2020.

The Company applied the collateral maintenance practical expedient to its collateralized financing arrangements, including securities borrowed and resale agreements, along with its customer margin loans reported in receivables from customers in the consolidated statement of financial condition, which are subject to collateral maintenance provisions where the borrower is required to continually adjust the amount of collateral securing the financial asset as a result of changes in the fair value of the collateral. When the fair value of the collateral is less than the amortized cost basis of the financial assets, the Company evaluates whether an allowance for credit losses is necessary for the unsecured amount of the amortized cost basis, limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Financial assets measured at amortized cost that are not eligible for the collateral maintenance practical expedient consist of receivables due from customers recorded in the consolidated statement of financial condition, receivables due from broker-dealers and clearing organizations, unsettled trades and securities failed to deliver, recorded in receivables from brokers, dealers and others on the consolidated statement of financial condition, as well as any unsecured amounts for instruments applying the practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance is based on an estimate of the amount of potential credit losses in existing receivables. The Company determines this allowance based on a review of aging schedules and past due balances, and considers the short-term nature of credit exposure, counterparty credit quality, historical experience and current customer and economic conditions. The allowance was immaterial as of December 31, 2020.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

1. **Organization and Summary of Accounting Policies (Continued)**

Subordinated and other long-term borrowings. The Company carries long-term borrowings of certain VIEs, principally residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"), which are consolidated under US GAAP at fair value. The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. Subordinated and other long-term borrowings with affiliates are with CS Holdings and CS USA. See Notes 2, 8 and 9 for more information.

Other liabilities. Other liabilities primarily includes deferred compensation accruals, interest payables, intercompany payables, and legal reserves.

Securitization. The Company securitizes primarily RMBS and CMBS. Before recording a securitization as a sale, the Company must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using either prices of comparable securities observed in the market, vendor prices or the present value of estimated future cash flow valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 8 for more information.

Projected benefit obligation. The Company uses the projected unit credit actuarial method to determine the present value of its projected benefit obligation ("PBO") and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31st. Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by the Company's management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases. The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. The expected long-term rate of return on plan assets is determined on a plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy. Health care cost trend rates are determined by reviewing external data and the Company's own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections. The funded status of the Company's defined benefit post-retirement and pension plans is recognized in the consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

1. Organization and Summary of Accounting Policies (Continued)

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal, state, and local income taxes to its subsidiaries on a modified separate company basis, pursuant to a tax sharing arrangement. Tax benefits related to carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal or state and local income tax expense.

The Company uses the asset and liability method in providing for income taxes, which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the consolidated statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the guidance regarding the accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 820 - Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, "Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), an update to Accounting Standards Codification ("ASC") Topic 820 - Fair Value Measurement. The amendments in ASU 2018-13 removed, modified and added certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Company early adopted the amendments for removing disclosures and the amendments for certain modifying disclosures upon issuance of ASU 2018-13. The Company adopted the remaining amendments on January 1, 2020. As these amendments related only to disclosures, there was no impact from the adoption of ASU 2018-13 on the Company's consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

1. **Organization and Summary of Accounting Policies (Continued)**

ASC Topic 326 - Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), creating ASC Topic 326 - Financial Instruments - Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposures. ASU 2016-13 eliminated the probable initial recognition threshold under the previous incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions, and reasonable and supportable forecasts. The Company has incorporated forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio.

In May 2019, the FASB issued ASU 2019-05, "Financial Instruments - Credit Losses" ("ASC 2019-05"), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provided the option to irrevocably elect the fair value option on certain financial assets on transition. ASU 2016-13 and its subsequent amendments were effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. The Company adopted ASU 2016-13 and its subsequent amendments on January 1, 2020, applying the modified retrospective approach, which did not have a material impact on the Company's consolidated statement of financial condition.

ASC Topic 848 - Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, "Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments are elective and apply to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform.

In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform, Scope" ("ASU 2021-01") which expands the scope of ASC Topic 848 to apply certain optional expedients for contract modifications and hedge accounting provided in ASU 2020-04 to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified for reference rate reform, including for derivatives that do not reference LIBOR or other reference rates that are expected to be discontinued.

The amendments may be applied as of March 12, 2020 through December 31, 2022. The Company elected to apply ASU 2020-04 and retrospectively apply ASU 2021-01 during 2020. These elections did not have a material impact on the Company's consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

1. Organization and Summary of Accounting Policies (Continued)

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC Topic 740 - Income Taxes

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes" ("ASU 2019-12"), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 includes clarification and simplification of other aspects of the accounting for income taxes. The amendments are effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. ASU 2019-12 allows an election to continue to allocate the consolidated amount of current and deferred tax expense to disregarded tax entities. CS Holdings will elect to continue to allocate taxes to its disregarded entities. The adoption of ASU 2019-12 on January 1, 2021 did not have an impact on the Company's consolidated statement of financial condition.

3. Fair Value of Financial Instruments

Fair Value Measurement

A significant portion of the Company's financial instruments are carried at fair value. Deterioration of the financial markets could significantly impact the fair value of these financial instruments. The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets or observable inputs. These instruments primarily include U.S. government securities, most investment grade corporate debt, certain high yield debt securities, exchange traded and certain over-the-counter ("OTC") derivative instruments, certain mortgage-backed and asset-backed securities, resale agreements and securities borrowed transactions, repurchase agreements and securities loaned transactions, listed equity securities, loans held-for-sale, and certain long-term borrowings.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3. Fair Value of Financial Instruments (Continued)

In addition, the Company holds financial instruments for which no prices are available, and/or which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments primarily include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain equity securities, certain CDOs, certain mortgage-backed and asset-backed securities, certain loans-held-for-sale, certain long-term borrowings, and other liabilities.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to debt instruments.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3. Fair Value of Financial Instruments (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2020	Level 1	Level 2	Level 3	Total at fair value
		(In millions)		
Assets				
Resale agreements	$ —	$ 5,126	$ —	$ 5,126
Securities borrowed transactions	—	3,222	—	3,222
Securities received as collateral:				
Debt instruments	812	—	—	812
Equity instruments	882	1	—	883
Total securities received as collateral	1,694	1	—	1,695
Financial instruments owned:				
Debt instruments:				
US federal government	176	—	—	176
Commercial mortgage-backed securities (CMBS)	—	2,677	71	2,748
Corporates	—	3,545	9	3,554
Foreign government	—	14	—	14
Other collateralized debt obligations (CDO)	—	596	146	742
Residential mortgage-backed securities (RMBS)	—	488	277	765
Total debt instruments	176	7,320	503	7,999
Equity instruments	2,149	122	58	2,329
Derivative contracts:				
Interest rate products	220	46	—	266
Foreign exchange products	—	5	—	5
Equity/index-related products	12	23	—	35
Credit products	—	174	—	174
Netting(1)				(318)
Total derivative contracts	232	248	—	162
Other assets:				
Loans held-for-sale	—	429	85	514
Other	—	—	5	5
Total other assets	—	429	90	519
Total assets at fair value	$ 4,251	$ 16,468	$ 651	$ 21,052

(1) Derivative contracts are reported on a gross basis by level, with the total at fair value column including the impact of netting. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3. Fair Value of Financial Instruments (Continued)

December 31, 2020	Level 1	Level 2	Level 3	Total at fair value
		(In millions)		
Liabilities				
Repurchase agreements	$ —	$ 16,971	$ —	$ 16,971
Securities loaned transactions	—	87	—	87
Obligation to return securities received as collateral:				
Debt instruments	812	—	—	812
Equity instruments	882	1	—	883
Total obligation to return securities received as collateral	1,694	1	—	1,695
Financial instruments owned:				
Debt instruments:				
US federal government	33	—	—	33
Commercial mortgage-backed securities (CMBS)	—	164	—	164
Corporates	—	2,673	—	2,673
Foreign government	—	7	—	7
Total debt instruments	33	2,844	—	2,877
Equity instruments	646	41	1	688
Derivative contracts:				
Interest rate products	221	16	—	237
Foreign exchange products	—	12	—	12
Equity/index-related products	—	15	—	15
Credit products	—	156	10	166
Netting(1)				(323)
Total derivative contracts	221	199	10	107
Subordinated and other long-term borrowings	—	427	49	476
Other liabilities	—	14	325	339
Total liabilities at fair value	$ 2,594	$ 20,584	$ 385	$ 23,240

(1) Derivative contracts are reported on a gross basis by level, with the total at fair value column including the impact of netting. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3. Fair Value of Financial Instruments (Continued)

Qualitative Disclosures of Valuation Techniques

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the quantitative disclosures of valuation techniques table.

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned

Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Securities borrowed and securities loaned are measured at fair value and are included in level 2 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Company with the right to liquidate the collateral held.

Securities received as collateral and obligation to return securities received as collateral

Securities received as collateral and obligation to return securities received as collateral are measured at fair value using the methods outlined below for "debt instruments" and "equity instruments."

Debt instruments

Corporates

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity's capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. The significant unobservable input is market comparable price. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates, discount rates, earnings before income tax, depreciation and amortization ("EBITDA") multiples and equity market volatility.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3. **Fair Value of Financial Instruments (Continued)**

    CMBS, RMBS and other CDO securities

    Fair values of RMBS, CMBS and other CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Generally, the fair values of RMBS, CMBS and other CDOs are valued using observable pricing sources. Fair values of RMBS, CMBS and other CDO for which there are no significant observable inputs are valued using price that is derived. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, usage of a price from a similar but not exact instrument, or usage of a price from an indicative quote. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

    For some structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management's own assumptions about how market participants would price the asset. Collateralized debt, bonds and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models based on either prices of comparable securities observed in the market or discounted cash flows.

    Equity instruments

    The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Level 2 and level 3 equities include equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include price.

    Derivative contracts

    Derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy. See Note 5 for more information.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3. Fair Value of Financial Instruments (Continued)

The fair values of OTC derivatives are determined on the basis of industry standard models. The model uses various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Other assets

The Company's other assets include loans held-for-sale held by VIE's that are used to back the securities issued by the VIEs. The fair value of loans held-for-sale from VIEs are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The significant unobservable input for loans held-for-sale is price.

Subordinated and other long-term borrowings

The Company's subordinated and other long-term borrowings include the long-term borrowings in VIEs that were consolidated. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The significant unobservable input for subordinated and other long-term borrowings is price.

Other liabilities

Included in other liabilities are Contingent Capital Awards ("CCAs") and other deferred compensation plans, which are measured at fair value using the discounted cash flow method. The value of the CCAs liabilities are based on CSG's referenced contingent convertible ("coco") instruments. The significant unobservable input is credit spread.

Sensitivity of fair value measurements to changes in significant unobservable inputs

For level 3 assets with a significant unobservable input of price and prepayment rate, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of default rate, discount rate, loss severity, and credit spread, in general, an increase in the significant unobservable input would decrease the fair value. An increase in the related significant unobservable input for level 3 liabilities would have the inverse impact on fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3. Fair Value of Financial Instruments (Continued)

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no material impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques

The following table provides a representative range of minimum and maximum values of each significant unobservable input for material level 3 assets and liabilities by the related valuation technique.

December 31, 2020 Assets	Fair Value (In millions)	Valuation Technique	Unobservable Input	Minimum Value	Maximum Value	Weighted Average
Debt instruments:						
Commercial mortgage backed securities	71	Discounted cash flow	Default rate, in %	0.0 %	0.0 %	0.0 %
			Discount rate, in %	3.3 %	21.0 %	6.8 %
			Loss severity, in %	0.0 %	0.0 %	0.0 %
			Prepayment rate, in %	0.0 %	15.0 %	6.6 %
Other CDOs	146	Discounted cash flow	Default rate, in %	0.6 %	32.0 %	9.1 %
			Discount rate, in %	3.5 %	30.5 %	12.6 %
			Loss severity, in %	3.0 %	100.0 %	65.3 %
			Prepayment rate, in %	3.0 %	30.0 %	13.1 %
Residential mortgage backed securities	277	Discounted cash flow	Default rate, in %	1.0 %	11.0 %	3.0 %
			Discount rate, in %	1.3 %	25.2 %	10.1 %
			Loss severity, in %	12.0 %	100.0 %	48.7 %
			Prepayment rate, in %	2.0 %	15.5 %	9.3 %
Equity instruments	58	Vendor price	Price, in actuals	—	28,000	630
Other assets: Loans held-for-sale	85	Market comparable	Price, in %	0.0 %	100.6 %	8.0 %
Liabilities						
Other liabilities	325	Discounted cash flow	Credit spread, in bps	397	477	436

Qualitative discussion of the ranges of significant unobservable inputs

The following sections provide further information about the ranges of significant unobservable inputs included in the table above. The level of aggregation and diversity within the financial instruments disclosed in the table above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3. Fair Value of Financial Instruments (Continued)

Discount rate. The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. For example, two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity. For financial instruments backed by residential real estate or other assets, diversity within the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates to collateral with a greater risk of default.

Prepayment rate. Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g. fixed or floating) of interest rate being paid by the borrower.

Price. Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.

Fair Value Option

The Company elected fair value for certain of its financial statement captions as follows:

Collateralized financings: The Company has elected to account for matched book repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value.

Other assets: Included in other assets are the loans held-for-sale from VIEs that were consolidated.

Subordinated and other long-term borrowings: Subordinated and other long-term borrowings include long-term borrowings of VIEs that were consolidated.

The fair value election was made for the above financial statement captions as these activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

3.   Fair Value of Financial Instruments (Continued)

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2020	Of which at fair value		Aggregate unpaid principal		Difference between aggregate fair value and unpaid principal
			(In millions)		
Resale agreements	$	5,126	$	5,058	$ 68
Securities-borrowed transactions		3,222		3,222	—
Other assets - Loans held-for-sale		514		513	1
Repurchase agreements		16,971		16,971	—
Securities-lending transactions		87		87	—
Subordinated and other long-term borrowings		476		755	(279)

Leveling of assets and liabilities not at fair value where a fair value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated statement of financial condition. The disclosure excludes all non-financial instruments such as real estate, premises and equipment, equity method investments and pension and benefit obligations, along with receivables and payables with customers and brokers, dealers and others with an expected maturity of less than one year.

December 31, 2020	Carrying Value		Fair Value						
			Level 1		Level 2		Level 3		Total
Financial Assets				(In millions)					
Cash and cash equivalents	$	730	$	730	$	—	$	—	$ 730
Resale agreements		16,841		—		16,841		—	16,841
Securities borrowed transactions		26,545		—		26,545		—	26,545
Other assets and deferred amounts		1,330		—		1,305		25	1,330
Total financial assets		45,446		730		44,691		25	45,446
Financial Liabilities									
Short-term borrowings (1)	$	272	$	37	$	235	$	—	$ 272
Repurchase agreements		2,530		—		2,530		—	2,530
Securities loaned transactions		2,461		—		2,461		—	2,461
Subordinated and other long-term borrowings		27,123		—		29,286		—	29,286
Other liabilities		2,117		—		2,117		—	2,117
Total financial liabilities		34,503		37		36,629		—	36,666

---

(1)   Amounts in Level 1 relate to cash overdrafts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

4. Related Party Transactions

In the ordinary course of business, the Company enters into significant financing and operating transactions with related companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2020:

ASSETS

	(In millions)
Cash and cash equivalents	$ 139
Securities purchased under agreements to resell	18,771
Securities borrowed	20,392
Securities received as collateral	1,695
Debt instruments (included in Financial instruments owned)	350
Receivables from customers	52
Receivables from brokers, dealers and others	1,822
Loans held to maturity (included in Other assets and deferred amounts)	89
Net deferred tax asset	1,026
Other assets and deferred amounts	329
Total assets	$ 44,665

LIABILITIES

Short-term borrowings	$ 261
Securities sold under agreements to repurchase	15,832
Securities loaned	1,830
Obligation to return securities received as collateral	1,695
Debt instruments (included in Financial instruments sold not yet purchased)	44
Derivative contracts (included in Financial instruments sold not yet purchased)	7
Payables to customers	753
Payables to brokers, dealers and others	2,024
Subordinated and other long-term borrowings	27,123
Taxes payable (included in Other liabilities)	40
Other liabilities	683
Total liabilities	$ 50,292

The Company has certain foreign affiliates holding customer securities pursuant to the applicable SEC rules.

The Company has extended an overnight loan to CS Holdings for cash management purposes, with an overnight interest rate of 0.37%.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

4. Related Party Transactions (Continued)

The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. Subordinated and other long-term borrowings with affiliates are with CS Holdings and CS USA. See Note 9 for more information.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards as compensation for services performed. The Company purchases shares directly from CSG to satisfy these awards. For the year ended December 31, 2020, the Company increased its member's contribution by $173 million, which consisted of accruals for share award obligations, the purchases of shares for delivery to employees including realized mark-to-market gains (losses) on these shares at delivery date and dividend equivalents.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 16 for more information.

Where Credit Suisse Group AG and/or one or more of its subsidiaries or affiliates are named defendants in a particular litigation, Credit Suisse Group AG has procedures to determine the proper allocation of legal costs among the several defendants. As a result of this process, certain litigation which involves affiliates of the Company are recorded within the financial statements of the Company.

5. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2020 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades, net	$ 294	$ —
Fails to deliver/fails to receive	661	563
Omnibus receivables/payables	988	—
Receivables from/payables to clearing organizations	3,026	121
Other non-customer receivables/payables	—	1,679
Other	1	—
Total	$ 4,970	$ 2,363

The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

6.   Derivative Contracts

Derivatives are generally standard contracts transacted through regulated exchanges. The Company uses derivative contracts for trading, to provide products for clients and economic hedging purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, and futures.

Options

The Company performs market making activities for option contracts specifically designed to meet customer needs or for economic hedging purposes. Most options do not expose the Company to credit risk because they are primarily exchange traded options, except for credit options. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

6. Derivative Contracts (Continued)

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to U.S. government and agencies and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically settled through the Fixed Income Clearing Corporation ("FICC").

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company reviews the credit worthiness of specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of interest rate, equity, and credit default swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Total return swaps are contractual agreements where one counterparty agrees to pay the other counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows such as the London Interbank Offered Rate ("LIBOR"). Swaps are reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

6.   Derivative Contracts (Continued)

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

	Notional amount	Positive replacement value	Negative replacement value
December 31, 2020	(In millions)		
Forwards	$ 114,121	$ 266	$ 237
Futures	2,124	—	—
Interest rate products	116,245	266	237
Forwards	6,692	5	12
Foreign exchange products	6,692	5	12
Forwards	154	—	—
Futures	2,242	—	—
Options bought and sold (OTC)	12	—	—
Options bought and sold (exchange traded)	1,879	35	15
Equity/index-related products	4,287	35	15
Swaps sold	2,335	59	1
Swaps purchased	5,662	2	142
Swaptions purchased	1,625	113	—
Swaptions sold	250	—	23
Credit products	9,872	174	166
Total gross derivative contracts	$ 137,096	$ 480	$ 430
Impact of counterparty netting (1)		(302)	(302)
Impact of cash collateral netting (1)		(16)	(21)
Total derivative contracts (1)	$ 137,096	$ 162	$ 107

(1)   Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment for counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

6. Derivative Contracts (Continued)

These financial instruments are included as derivative contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

Credit derivatives

Included in the table above 'Fair value of derivative instruments' are credit derivatives which are contractual agreements in which the buyer generally pays a periodic fee in exchange for a contingent payment following a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

From time to time the Company enters into credit derivative contracts in the normal course of business by buying protection. The Company purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of other cash positions. These referenced instruments can form a single item or be combined on a portfolio or multiname basis.

The credit derivatives most commonly transacted by the Company are CDS and credit swaptions. CDSs are contractual agreements by which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Company would be required to make as a result of credit risk-related events. The Company believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between credit protection sold and the recourse it holds in the value of the underlying assets.

To reflect the quality of the credit risk of the underlying, the Company assigns an internally generated rating. Internal ratings are assigned by experienced credit analysts, based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and the relative importance of them, are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

As of December 31, 2020, 56% of the notional amount of credit protection purchased and 50% of the notional amount of credit protection sold by the Company was with an affiliate.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

6. Derivative Contracts (Continued)

Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold. The maximum potential payout amount of credit protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold. The Company also considers estimated recoveries that it would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Company and the impact of any purchased protection with an identical reference instrument.

In the normal course of business, the Company purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments. The Company purchases its protection from banks and broker dealers, other financial institutions and other counterparties.

The fair values of credit protection sold reflect payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The Company's credit derivative exposure for the year ended December 31, 2020 was as follows:

December 31, 2020	Credit Derivative Exposures				
	Credit protection sold	Credit protection purchased	Net Credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
			(In millions)		
Single name instruments					
Investment grade	$ (2)	$ —	$ (2)	$ 54	$ —
Non-investment grade	(84)	60	(24)	2,082	—
Total single name instruments	$ (86)	$ 60	$ (26)	$ 2,136	$ —
of which non-sovereign	(86)	60	(26)	2,136	—
Multiname instruments					
Investment grade	$ (800)	$ 501	$ (299)	$ 299	$ 11
Non-investment grade	(1,699)	1,122	(577)	3,169	24
Total multiname instruments	$ (2,499)	$ 1,623	$ (876)	$ 3,468	$ 35
of which non-sovereign	(2,499)	1,623	(876)	3,468	35
Total instruments	$ (2,585)	$ 1,683	$ (902)	$ 5,604	$ 35

The maturity and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

6. **Derivative Contracts (Continued)**

The maximum potential amount of future payments that the Company would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection as of December 31, 2020 was as follows:

| | Maximum Potential Payout by Maturity | | | |
	Less than 1 year	1 - 5 years	Over 5 years	Total
	(in millions)			
Single name instruments	$ 44	$ 42	$ —	$ 86
Multiname instruments	250	2,249	—	2,499
Total instruments	$ 294	$ 2,291	$ —	$ 2,585

7. **Assets Assigned and Pledged**

The Company pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated statement of financial condition. The Company receives cash and securities in connection with resale agreements, securities borrowing and loans and margined broker loans.

A substantial portion of the collateral and securities received by the Company were sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowing or loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2020:

	December 31, 2020
	(In millions)
Total assets pledged or assigned as collateral by the Company	$ 8,623
of which was encumbered	3,798
Fair value of the collateral received by the Company with the right to sell or repledge	136,819
of which was sold or repledged	86,434

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

8.   **Offsetting of Financial Assets and Financial Liabilities**

The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that are offset in the Company's consolidated statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's consolidated statement of financial condition. Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives

The Company transacts bilateral OTC derivatives ("OTC derivatives") mainly under International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default on or termination under the agreement. They allow the Company to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty's failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.

For derivatives transacted with exchanges ("exchange-traded derivatives") and central clearing counterparties ("OTC-cleared derivatives"), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Derivative assets		Derivative liabilities	
As of December 31, 2020	**(In millions)**			
OTC-cleared	$	164	$	111
OTC		46		67
Interest rate products		210		178
OTC		5		12
Foreign exchange products		5		12
Exchange-traded		35		15
Equity/index-related products		35		15
OTC		174		166
Credit products		174		166
OTC-cleared		164		111
OTC		225		245
Exchange-traded		35		15
Total gross derivative contracts subject to enforceable MNA		424		371
of which OTC-cleared		(111)		(111)
of which OTC		(207)		(212)
Offsetting		(318)		(323)
of which OTC-cleared		53		—
of which OTC		18		33
of which exchange-traded		35		15
Total net derivatives subject to enforceable MNA		106		48
Total derivatives not subject to enforceable MNA (1)		56		59
Total net derivatives presented in the consolidated statement of financial condition	$	162	$	107

---

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

8.   Offsetting of Financial Assets and Financial Liabilities (Continued)

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions

Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.

The Company has elected to net transactions under such agreements in the consolidated statement of financial condition when specific conditions are met. Transactions are netted if, amongst other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated statement of financial condition if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated statement of financial condition.

Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2020. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of securities purchased under resale agreements and securities borrowing transactions

The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2020		(In millions)	
Securities purchased under resale agreements	$ 27,747	$ (7,083)	$ 20,664
Securities borrowing transactions	25,332	(500)	24,832
Total subject to enforceable MNA	53,079	(7,583)	45,496
Securities purchased under resale agreements	1,303	—	1,303
Securities borrowing transactions	4,935	—	4,935
Total not subject to enforceable MNA (1)	6,238	—	6,238
Total (2)	$ 59,317	$ (7,583)	$ 51,734

(1) Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $5,126 million of the total net amount of securities purchased under resale agreements and $3,222 million securities borrowing transactions are reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

8.   Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of securities sold under repurchase agreements and securities lending transactions

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2020		*(In millions)*	
Securities sold under repurchase agreements (1)	$ 26,966	$ (7,583)	$ 19,383
Securities lending transactions (2)	2,044	—	2,044
Obligation to return securities received as collateral, at fair value	1,695	—	1,695
Total subject to enforceable MNA	30,705	(7,583)	23,122
Securities sold under repurchase agreements	118	—	118
Securities lending transactions	504	—	504
Total not subject to enforceable MNA (3)	622	—	622
Total	$ 31,327	$ (7,583)	$ 23,744

(1) $16,971 million of the total net amount of securities sold under repurchase agreements are reported at fair value.

(2) $87 million of the total net amount of securities lending transactions are reported at fair value.

(3)   Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

Amount not offset in the consolidated statement of financial condition

The following table presents the net amount presented in the consolidated statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated statement of financial condition. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

	Net	Financial Instruments [1]	Cash collateral received/ pledged [1]	Net exposure
December 31, 2020		(In millions)		
Financial assets subject to enforceable MNA				
Derivative contracts	$ 106	$ —	$ —	$ 106
Securities purchased under resale agreements	20,664	20,664	—	—
Securities borrowing transactions	24,832	24,161	—	671
Total financial assets subject to enforceable MNA	$ 45,602	$ 44,825	$ —	$ 777
Financial liabilities subject to enforceable MNA				
Derivative contracts	$ 48	$ —	$ —	$ 48
Securities sold under repurchase agreements	19,383	19,383	—	—
Securities lending transactions	2,044	1,883	—	161
Obligation to return securities received as collateral, at fair value	1,695	1,695	—	—
Total financial liabilities subject to enforceable MNA	$ 23,170	$ 22,961	$ —	$ 209

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated statement of financial condition and therefore any over-collateralization of these positions is not included.

9. Transfers of Financial Assets and Variable Interest Entities

Securitization Activities

In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities ("SPEs"). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPEs assets from creditors or other entities, including the Company. The principal uses of SPEs are to obtain liquidity by transferring certain Company financial assets and to create investment products for clients. SPEs typically qualify as VIEs. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities' classification.

The majority of the Company's securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE's issuance of debt instruments. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Company's consolidated statement of financial condition, unless either the Company sold the assets to the entity and the criteria under US GAAP for sale accounting was not met or the Company consolidates the SPE.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

The Company purchases RMBS, CMBS, and other debt securities for the purpose of securitization and sells these securities to SPEs. These SPEs issue RMBS, CMBS and other CDOs that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs unless a third-party guarantee has been received to further enhance the credit worthiness of the assets. The investors and the SPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

Re-securitizations comprised a portion of the Company's deal volume within its RMBS securitization business during the year ended December 31, 2020. In these transactions, certificates from existing RMBS securitizations are pooled and transferred into separate securitization trusts, which then issue new certificates. Re-securitizations are carried out to meet specific investor needs.

Securitization transactions are assessed for appropriate accounting treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sale accounting.

When the Company transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, recourse and guarantee arrangements and beneficial interests (i.e., the rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be "passed through" or "paid-through" and residual interests, whether in the form of debt or equity) as recorded on the Company's consolidated statement of financial condition at fair value. The carrying value and maximum exposure as of December 31, 2020 resulting from agreements to provide support to SPEs is included in the section titled 'Non-consolidated VIEs'.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests, typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

The following table provides the outstanding principal balance of assets to which the Company continues to be exposed/has continuing involvement with after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2020, regardless of when the transfer of assets occurred.

	For the year ended December 31, 2020		
	RMBS	CMBS	CDO
	(In millions)		
Principal amount outstanding (1)	$ 17,630	$ 8,803	$ 534
Total assets of SPE	17,630	8,803	544

_____

(1) Principal amount outstanding relates to assets transferred from the Company and does not include principal amounts for assets transferred from third parties.

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to economically hedge the inherent risks.

Key economic assumptions used in measuring the fair value of beneficial interests at the time of transfer during the year ended December 31, 2020

	For the year ended December 31, 2020	
	RMBS	CMBS
	(Dollars in millions)	
Fair value of assets	$ 2,662	$ 325
of which level 1	—	—
of which level 2	2,462	323
of which level 3	200	2
Weighted-average life, in years	3.7	7.0
Prepayment speed assumption (rate per annum), in %	0% - 47.0%	0% - 15%
Cash flow discount rate (rate per annum), in %	0.2% - 40.8%	1.5% - 20.9%
Expected credit losses (rate per annum), in %	0% - 22.9%	0 %

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

The table below provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2020:

		As of December 31, 2020		
		RMBS		CMBS
		(Dollars in millions)		
Fair value of assets and liabilities	$	1,405	$	215
of which non-investment grade	$	126	$	—
Weighted-average life, in years		4.3		5.9
Prepayment speed assumption (rate per annum), in %		6.0% - 50.1%		0% - 15%
Impact on fair value from 10% adverse change	$	(51)	$	(1)
Impact on fair value from 20% adverse change	$	(107)	$	(2)
Cash flow discount rate (rate per annum), in %		0.3% - 44.7%		3.6% - 38.2%
Impact on fair value from 10% adverse change	$	(22)	$	(4)
Impact on fair value from 20% adverse change	$	(42)	$	(8)
Expected credit losses (rate per annum), in %		0.0% - 44.4%		0.0 %
Impact on fair value from 10% adverse change	$	(20)	$	(4)
Impact on fair value from 20% adverse change	$	(38)	$	(7)

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Securities sold under repurchase agreements and lending transactions accounted for as secured borrowings

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset backed securities, equity securities and other collateral and have terms ranging from overnight to a longer or unspecified period of time.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2020.

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2020
	(In millions)
Government debt securities	$ 21,058
Corporate debt securities	3,214
Asset-backed securities	2,712
Other	100
Securities sold under repurchase agreements	27,084
Government debt securities	23
Corporate debt securities	92
Equity securities	2,433
Securities lending transactions	2,548
Government debt securities	812
Equity securities	883
Obligation to return securities received as collateral, at fair value	1,695
Total	$ 31,327

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

As of December 31, 2020	On demand (1)	Remaining contractual maturities			Total
		Up to 30 days (2)	30 to 90 days	More than 90 days	
Securities sold under repurchase agreements	$ 1,494	$ 20,028	$ 3,328	$ 2,234	$ 27,084
Securities lending transactions	1,622	173	316	437	2,548
Obligation to return securities received as collateral, at fair value	1,695	—	—	—	1,695
Total	$ 4,811	$ 20,201	$ 3,644	$ 2,671	$ 31,327

(1) Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

(2) Includes overnight transactions.

Refer to "Note 7 – Offsetting of financial assets and financial liabilities" for a reconciliation of gross amounts of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral to the net amounts disclosed in the consolidated statement of financial condition.

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company, unrelated third parties or clients. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. In addition, determination of the primary beneficiary must be re-evaluated on an on-going basis.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any beneficial interest held by the Company prior to any risk management activities to economically hedge the Company's net exposure. Any interests held in the VIE by third parties, even though consolidated by the Company, will not typically impact its results of operations.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the VIE's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The asset balances for unconsolidated VIEs where the Company has involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as financial instruments owned and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Except as described below, the Company has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.

Collateralized Debt Obligations

The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Company may act as underwriter or placement agent and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Company purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this power role is more difficult to analyze and may be the sponsor of the entity or the credit default swap ("CDS") counterparty. CDOs provide credit risk exposure to a portfolio of asset-backed securities ("ABS") (cash CDOs) or a

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The CDO entities may have actively managed (open) portfolios or static (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

The Company's exposure in these CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Company has been deemed to have power over the entity and its interests in the entity are potentially significant, the Company is not the primary beneficiary of the vehicle and does not consolidate the entity. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Securitizations

In its financial intermediation activities, the Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Company typically consolidates securitization vehicles when it has holdings stemming from its role as underwriter and an affiliate is the servicer.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company.

Funds

Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors' interest is typically in the form of debt rather than equity, thereby

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9.   Transfers of Financial Assets and Variable Interest Entities (Continued)

making them VIEs. The Company may have various relationships with such VIEs in the form of structurer, investment manager, administrator, custodian, underwriter, placement agent, and/or as market maker. These activities include the use of VIEs in structuring hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Company as a result of underwriting or market-making activities, financing provided to the vehicles and the Company's exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Company may provide principal protection on the securities to limit the investors' exposure to downside market risk. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Consolidated VIEs

Where the Company is considered the primary beneficiary, the table below provides the carrying amount of the assets and liabilities of the consolidated VIEs.

Consolidated VIEs where the Company is the primary beneficiary

December 31, 2020	Financial Intermediation Securitization (In millions)
Assets	
Debt instruments	$ 89
Other assets	515
Total assets	604
Liabilities	
Subordinated and other long-term borrowings	476
Total liabilities	$ 476

The assets and liabilities in the table above are presented net of intercompany eliminations.

Non-consolidated VIEs

The non-consolidated VIE tables provide the carrying amounts and classification of the assets of variable interests recorded in the consolidated statement of financial condition, maximum exposure to loss and total assets of the non-consolidated VIEs.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are held by the Company (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Company in connection with guarantees or derivatives.

Non-consolidated VIE assets are VIEs with which the Company has variable interests. These amounts are typically unrelated to the exposure the Company has with the entity and thus are not amounts that are considered for risk management purposes.

December 31, 2020	CDOs	Financial Intermediation		Total
		Funds	Securitizations	
		(In millions)		
Financial instruments owned	$ 10	$ —	$ 481	$ 491
Other assets	—	—	1	1
Total variable interest assets	10	—	482	492
Maximum exposure to loss	10	—	482	492
Non-consolidated VIE assets	$ 2,774	$ 4,675	$ 129,486	$ 136,935

10. Borrowings

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process, finance financial instruments owned and finance securities purchased by customers on margin. As of December 31, 2020, the Company had $272 million in short-term borrowings, which predominately includes short-term borrowings from affiliates and has a weighted average interest rate of 0.6%. As of December 31, 2020, there were no short-term borrowings secured by Company-owned securities.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

10. Borrowings (Continued)

As of December 31, 2020, the Company's outstanding subordinated and long–term borrowings were as follows:

	(In millions)
Subordinated debt agreement, Fed Funds rate plus 252 bps, due in 2032 (1)	$ 2,500
Subordinated debt agreement, Fed Funds rate plus 261 bps, due in 2033 (1)	2,500
Equity subordinated debt, Fed Funds rate plus 263 bps, due in 2034 (1)	2,500
Other long-term borrowings 0%-10.7%, due various dates through 2060 (2)	476
Long-term borrowings from affiliate 0.4%-2.4%, due various dates through 2027 (3)	19,623
Total subordinated and other long-term borrowings	$ 27,599

(1)   The weighted average effective interest rate for these subordinated borrowings as of December 31, 2020 was 2.7%.

(2)   Other long-term borrowings represent the long-term borrowings of VIEs consolidated under US GAAP.

(3)   Certain long-term borrowings from an affiliate are evergreen borrowing facilities with a 370 day call notice period.

The following table sets forth scheduled maturities of all long-term borrowings as of December 31, 2020:

	(In millions)
2022	$ 8,623
2024	2,000
Thereafter	16,976
Total	$ 27,599

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

11. Guarantees and Commitments

From time to time the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Company's current best estimate of payments that will be required under existing guarantee arrangements.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

11. Guarantees and Commitments (Continued)

though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

Other Guarantees

As of December 31, 2020, the Company had $78 million in credit guarantees due in less than one year, with no associated carrying amount, related to its prime brokerage and clearing business activities as a sponsoring member and settlement agent for Government Securities Clearing Corporation ("GSCC"). The Company believes that any potential requirement to make payment under this arrangement is remote.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults.

As a member of FICC, the Company is required to provide additional liquidity resources under a program called the Capped Contingency Liquidity Facility ("CCLF"). In the event of a default of a netting member of FICC, the Company would be required to enter into a resale agreement providing cash to FICC and receiving securities as collateral. Each member's commitment amount is periodically recalculated by FICC and communicated to the member firm. At December 31, 2020, the Company's maximum commitment was $2.0 billion, of which none has been utilized.

For the remaining membership agreements, the Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

11. Guarantees and Commitments (Continued)

Other Commitments

The following table sets forth the Company's commitments as of December 31, 2020:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
	(In millions)				
Unfunded lending commitments	$ —	$ —	$ —	$ 1,961	$ 1,961
Total commitments	$ —	$ —	$ —	$ 1,961	$ 1,961

(1) Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.

12. Concentrations of Credit Risk

The Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company and are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company had concentration risk exposure to U.S. Government and agency securities primarily through its financing activities. The Company's indirect exposure results from maintaining U.S. Government and agency securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. In addition, substantially all of the collateral held by the Company for resale agreements and securities borrowed as of December 31, 2020, consisted of U.S. Government and agency securities.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

13. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the Commodities Futures Trading Commission ("CFTC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer and non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2020, the Company's net capital of approximately $11.9 billion which was in excess of the CFTC's minimum requirement by approximately $10.1 billion.

14. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company did not have any cash or U.S. Treasury securities as of December 31, 2020, segregated in a special reserve bank account exclusively for the benefit of customers as required by Rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers ("PAB") pursuant to SEC Rule 15c3-3. The Company did not have any cash or U.S. Treasury securities as of December 31, 2020, subject to segregation in a special reserve bank account to meet the PAB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2020, $9.4 billion of cash and $4.6 billion of securities aggregating $14.0 billion were segregated in separate accounts exclusively for the benefit of customers.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(F) under the Commodity Exchange Act. As of December 31, 2020, $9.7 billion of cash and $3.8 billion of securities aggregating $13.5 billion were segregated in separate accounts exclusively for the benefit of cleared swaps customers.

15. Share-Based Compensation and Other Benefits

The Company participates in the Share Plan. The Share Plan provides for share awards to be granted to certain employees based on the fair market value of CSG shares at the time of grant and discounted for expected dividends, where applicable. The majority of share awards granted include the right to receive dividend equivalents on vested shares.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

15. Share-Based Compensation and Other Benefits (Continued)

Share Awards

Phantom Share Awards

Phantom Share awards granted in February 2020 are similar to those granted in February 2019. Each share award granted entitles the holder of the award to receive one CSG share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the shares is solely dependent on the CSG share price at time of delivery.

The Company's share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. These share awards entitle the holder to receive one CSG share, are subject to continued employment, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

Performance Share Awards

Certain employees received a portion of their deferred variable compensation in the form of performance share awards ("PSAs"). PSAs are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.

Performance share awards are subject to a negative adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2020, or a negative CSG return on equity, whichever results in a larger adjustment. For employees in Corporate Functions and the Asset Resolution Unit, the negative adjustment only applies in the event of a negative CSG ROE and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the CSG Compensation Committee's determination for the year in which the performance shares are granted.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

15. Share-Based Compensation and Other Benefits (Continued)

The following table presents the share awards activities for each of the three plans described above for the year ended December 31, 2020:

	Number of share awards	
	Phantom	PSA
	(In millions)	
Outstanding as of January 1, 2020	38	31
Granted	23	21
Settled	(17)	(13)
Forfeited	(1)	(2)
Outstanding as of December 31, 2020	43	37

The weighted-average fair value of the Phantom Share awards granted during the year ended December 31, 2020 was $11.17. The weighted-average fair value of PSA share awards granted during the year ended December 31, 2020 was $11.13.

Cash Awards

Contingent Capital Awards

Contingent Capital Awards ("CCA") were granted in February 2020, February 2019, February 2018, and February 2017 to certain employees as part of the 2019, 2018, 2017, and 2016 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by CSG in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to certain employees, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination. CCA granted in 2020, 2019 and 2018 that vest five or seven years from the date of grant are not eligible for semi-annual cash payments of interest equivalents.
.
- CCA granted in 2020, 2019, 2018, and 2017 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 3.77%, 4.46%, 3.05% and 4.27%, respectively, per annum over the six-month US dollar London Interbank Offered Rate ("LIBOR");
- CCA granted in 2020, 2019, 2018, and 2017 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.29%, 3.73%, 2.24% and 3.17%, respectively, per annum over the six-month Swiss franc LIBOR;
- CCA granted in 2017 that are denominated in US dollars and vest five or seven years from the date of grant receive interest equivalents at a rate of 4.27% per annum over the six-month US dollar LIBOR; and
- CCA granted in 2017 that are denominated in Swiss francs and vest five or seven years from the date of grant receive interest equivalents at a rate of 3.03% and 2.93% per annum over the six-month Swiss franc LIBOR.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

15. Share-Based Compensation and Other Benefits (Continued)

The semi-annual interest equivalent cash payment from February 2021 to August 2021 cycle onwards will be based on Secured Overnight Financing Rate ("SOFR") for CCA denominated in US dollars and Swiss Average Rate Overnight ("SARON") for CCA denominated in Swiss francs.

The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that CSG has issued. For CCA granted in February 2020, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.

As CCA qualify as going-concern loss-absorbing capital of CSG, the timing and form of distribution upon settlement is subject to approval by the Swiss Financial Market Supervisory Authority FINMA ("FINMA"). At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by CSG. In the case of a cash settlement, the CCA award will be converted into the local currency of each respective employee.

CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero and forfeited if any of the following trigger events were to occur:
- CSG's reported common equity tier 1 ("CET1") ratio falls below 7%; or
- FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that CSG requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.

Other Cash Awards

Fixed Deferred Cash Allowance Awards were granted in 2018, 2019 and 2020 which will be expensed in the Investment Bank and International Wealth Management divisions over a period of three years from the grant date.

Deferred cash retention awards were granted during 2020 and 2018, respectively. These awards are expensed over the applicable vesting period from the grant date.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

16. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company records the liability for its defined benefit pension plan, defined contribution savings and retirement plan and other plans within other liabilities in the consolidated statement of financial condition.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities and expenses and allocates a portion of the expenses to affiliates for employees outside the Company.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes. The Company made $49 million of special contributions to the Qualified Plan during the year ended December 31, 2020, and does not expect to contribute to the Qualified Plan during 2021.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution. For the year ended December 31, 2020, the retirement contribution ranged from $3,000 to $10,000, determined based on an employee's base salary up to the IRS compensation limit, which was $285,000 in 2020. The Company made payments of $59 million to the defined contribution plan for the year ended December 31, 2020, and expects to pay a total of $64 million during 2021.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

16. Employee Benefit Plans (Continued)

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation. The Company made payments of approximately $5 million to the Supplemental Plan and other post retirement plans during the year ended December 31, 2020, and expects to pay a total of $2 million to the Plan during 2021.

Other Post-Retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2020, the aggregate accumulated postretirement benefit obligation was $177 million. The Company made payments of $11 million to the Other Plans during the year ended December 31, 2020 and expects to pay a total of $12 million during 2021.

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2020 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit liability	$ (12)	$ (202)
Accumulated other comprehensive loss (1)	265	52

_____

(1) Represents pre-tax amounts recognized in accumulated other comprehensive loss within the consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

16. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2020:

	Qualified	Supplemental and Other
Change in Benefit Obligation	(In millions)	
Projected benefit obligation as of beginning of period	$ 1,078	$ 198
Interest cost	29	5
Actuarial (gain)/loss	99	15
Benefits paid	(80)	(16)
Projected benefit obligation as of end of period	$ 1,126	$ 202
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 1,023	$ —
Actual return on plan assets	122	—
Company contributions	49	16
Benefits paid	(80)	(16)
Fair value of assets as of the end of period	$ 1,114	$ —

The remeasurement loss on the Qualified Plan recorded as of December 31, 2020 consisted of losses on the benefit obligation of $99 million due to changes in financial and demographic assumptions, primarily the discount rate, which were partly offset by gains on the asset portfolio of $85 million.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

16. Employee Benefit Plans (Continued)

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2020:

	Qualified Plan	Supplemental Plan and Other Plans
For the year ended December 31, 2020		
Discount rate	2.81 %	2.73 %
Rate of compensation increase	2.20 %	— %
Expected rate of return	4.00 %	N/A

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2020 were:

	Qualified Plan	Supplemental Plan and Other Plans
Projected benefit obligation		
Discount rate (1)	2.58 %	2.48 %
Rate of compensation increase	2.20 %	— %

_____

(1) Discount rate on the projected health-care postretirement benefit obligation for the Other Plans included in Supplemental and Other is 2.55%

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. For discounting expected future cash flows when valuing PBO, the Company adopted the "spot rate approach" where individual spot rates on the yield curve are applied to each year's future cash flows in measuring the plan's benefit obligation, and future service cost and interest costs. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

16. Employee Benefit Plans (Continued)

The expected long-term rate of return on plan assets is based on total return forecasts, and volatility and correlation estimates. Where possible, similar or related approaches are followed to forecast returns for the various asset classes. For most asset classes clearly specified multi-linear regression models to forecast returns are used, while reliance is put on traditional models in the cases of equities such as dividend discount models and fair value models.

To estimate the expected long-term rate of return on equities a two-stage dividend discount model is applied, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.

The expected long-term rate of return on fixed income reflects both accruing interest and price returns. The likely long-term relationship between the total return and certain exogenous variables pre-defined by economic theory are explicitly used, which allows to directly link the fixed income total return forecasts to the macro-forecasts.

The estimate regarding the long-term rate of return on real estate is based on error correction models. The underlying economic models respect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2020, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2020			
Initial health-care trend rate	7.00 %	4.25 %	N/A
Ultimate health-care trend rate	5.00 %	4.25 %	N/A
Ultimate trend expected to be achieved	2025	2025	2025
Cost - Assumed Health-Care Trend Rates for the year ended December 31, 2020			
Initial health-care trend rate	8.00 %	4.25 %	N/A
Ultimate health-care trend rate	5.00 %	4.25 %	N/A
Ultimate trend expected to be achieved	2025	2025	2025

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

16. Employee Benefit Plans (Continued)

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 9% in equities; 82.5% in fixed income securities, 5% in alternative investments, 2.5% in real estate and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2020 by type of asset:

December 31, 2020	Qualified
Asset Allocation:	
Equity securities	8.6 %
Fixed income securities	78.7 %
Real estate	2.1 %
Cash	10.6 %
Total	100 %

Fair Value of Qualified Plan Assets

The fair values of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities, equity, and real estate.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

16. Employee Benefit Plans (Continued)

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

Qualified Plan Assets Measured at Fair Value

December 31, 2020	Level 1	Level 2	Level 3	NAV	Total at fair value
Assets		(In millions)			
Cash and cash equivalents	$ —	$ 118	$ —	$ —	$ 118
Equity	38	—	—	58	96
Fixed income securities	398	—	—	479	877
Real estate	—	—	—	23	23
Total Qualified Plan assets at fair value	$ 436	$ 118	$ —	$ 560	$ 1,114

Qualitative Disclosures of Valuation Techniques

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Equities include shares of separately managed funds. The equity securities are based on quoted prices or other inputs that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Fixed income securities include investments in separately managed funds and based on quoted prices that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Real estate includes indirect real estate, i.e. investments in real estate trusts. These investments, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

16. Employee Benefit Plans (Continued)

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2021	69	15
2022	59	13
2023	65	13
2024	64	14
2025	63	13
Years 2026-2030	297	54

17. Income Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal, state and local income taxes to its subsidiaries on a modified separate company basis, pursuant to a tax sharing arrangement.

As of December 31, 2020, there was $28 million of unrecognized tax benefit recorded. There was an increase of $26.7 million in the Company's unrecognized tax benefit during the year ended December 31, 2020.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within the next twelve months. The Company is currently subject to examination by the Internal Revenue Service for the tax years 2010 and forward, New York State for the tax years 2006 and forward, and New York City for the tax years 2009 and forward. The Company does not anticipate any material changes to its financial statements due to audit settlements.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

17. Income Taxes (Continued)

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Financial instruments	$ 30
Other liabilities and accrued expenses	763
Compensation and benefits	380
Pension	53
Total deferred tax assets	1,226
Deferred tax liabilities:	
Financial instruments	5
Other liabilities and accrued expenses	195
Total deferred tax liabilities	200
Net deferred tax asset	$ 1,026

The net federal and state and local taxes payable as of December 31, 2020 was $40 million. As of December 31, 2020, the net federal and state and local taxes payable of $40 million is included in other liabilities on the statement of financial condition.

Based on anticipated future taxable income, the Company has not recorded a valuation allowance for the remaining net Federal deferred tax assets on timing items of $842 million, or its net state and local deferred tax assets of $184 million, as management believes that the net federal, state and local deferred tax assets as of December 31, 2020 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the net federal, state and local deferred tax asset considered realizable could be reduced.

The Company had recorded a valuation allowance on the deferred tax asset related to 163(j) interest disallowance as a portion of the deferred tax asset was not expected to be utilized. The valuation allowance was released during 2020 as a result of the CARES Act legislation during 2020.

Effective January 1, 2018, U.S. tax reform introduced the base erosion and anti-abuse tax ("BEAT"). The BEAT is broadly levied on U.S. tax deductions created by base erosion payments by a U.S. taxpayer, e.g., for interest and services, to its non-U.S. affiliated companies. The BEAT is payable to the extent that the tax calculation based on modified taxable income exceeds the tax based on ordinary federal taxable income with adjustments. After analysis of the final BEAT regulations issued by the U.S. Department of Treasury in December 2019, management has concluded that the Company was not subject to the BEAT for the 2019 and 2020 tax years, however the Company has booked a reserve for an uncertain tax positions for the BEAT liability as follows; $2.7 million for 2018, $4 million for 2019 and $17.9 million for 2020. In addition, U.S. tax reform introduced interest expense limitation provisions which resulted in the deferral of interest expense deductions. CS Holdings allocated the interest expense deferral to its subsidiaries based on the subsidiary's relative contribution to Holdings' excess interest expense. Prospectively, additional tax regulations related to U.S. tax reform may also impact the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. **Legal Proceedings**

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Company accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Company also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Company accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Company reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management's judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Company's legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Company's defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.

Most matters pending against the Company seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Company's reasonably possible losses. For certain of the proceedings discussed below the Company has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.

The Company's aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Company does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Company's estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Company believes an estimate is possible is zero to $592 million.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

After taking into account its litigation provisions, the Company believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Company of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-Related Matters. Various financial institutions, including the Company and certain of its affiliates, have received requests for information from, and/or have been defending civil actions by, certain regulators and/or government entities, including the US Department of Justice ("DOJ") and other members of the Residential Mortgage-Backed Securities ("RMBS") Working Group of the US Financial Fraud Enforcement Task Force, regarding the origination, purchase, securitization, servicing and trading of subprime and non-subprime residential and commercial mortgages and related issues. The Company and its affiliates are cooperating with such requests for information.

As previously disclosed, on January 18, 2017, the Company and its current and former US subsidiaries and US affiliates reached a settlement with the DOJ related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities' packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide a specified amount of consumer relief measures, including affordable housing payments and loan forgiveness, within five years of the settlement, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. The monitor has published reports periodically noting Credit Suisse's cooperation and progress toward satisfaction of the consumer relief requirements.

On December 18, 2013, the New Jersey Attorney General ("NJAG"), on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County ("SCNJ"), against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The original complaint, which referenced 13 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against the Company and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against the Company and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. On August 21, 2019, the NJAG filed a motion for partial summary judgment. On November 18, 2019, the Company and its affiliates filed a cross-motion for partial summary judgment.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

The Company and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include or have included class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor actions have generally alleged that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, unless otherwise stated, amounts attributable to an "operative pleading" for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against the Company and/or its affiliates in connection with various RMBS issuances.

Individual investor actions. The Company and, in one instance, its affiliates, as an RMBS issuer, underwriter and/or other participant, along with other defendants, have been named as defendants in: (i) one action brought by the Federal Deposit Insurance Corporation ("FDIC"), as receiver for Citizens National Bank and Strategic Capital Bank, in the Southern District of New York ("SDNY"), in which claims against the Company and its affiliates relate to approximately $28 million of the RMBS at issue (approximately 20% of the $141 million at issue against all defendants in the operative pleading) and (ii) one action brought by the FDIC, as receiver for Colonial Bank, in the SDNY, in which claims against the Company relate to approximately $92 million of the RMBS at issue (approximately 23% of the $394 million at issue against all defendants in the operative pleading). These actions are at intermediate procedural stages.

The Company and certain of its affiliates are the only defendants named in an action brought by IKB Deutsche Industriebank AG and affiliated entities in the Supreme Court for the State of New York, New York County ("SCNY"), in which claims against the Company and its affiliates relate to approximately $97 million of RMBS at issue; this action is at an intermediate procedural stage.

As disclosed in Credit Suisse's second quarter Financial Report of 2020, on July 16, 2020, following a settlement, the Washington state court presiding in an investor action brought by the Federal Home Loan Bank of Seattle dismissed with prejudice all claims against the Company and its affiliates relating to approximately $145 million of RMBS at issue.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

On December 8, 2020, following a settlement, the Massachusetts state court presiding in an investor action brought by the Federal Home Loan Bank of Boston dismissed with prejudice all claims against the Company and its affiliates relating to approximately $333 million of RMBS at issue.

Monoline insurer disputes. The Company and certain of its affiliates are defendants in one monoline insurer action pending in the SCNY, commenced by MBIA Insurance Corp. ("MBIA") as guarantor for payments of principal and interest related to approximately $770 million of RMBS issued in an offering sponsored by the Credit Suisse defendants. One theory of liability advanced by MBIA is that an affiliate of the Company must repurchase certain mortgage loans from the trusts at issue. MBIA claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. In addition, MBIA brought claims for fraudulent inducement, material misrepresentations, breaches of warranties, repurchase obligations, and reimbursement. MBIA submitted repurchase demands for loans with an original principal balance of approximately $549 million. On March 31, 2017, the SCNY granted in part and denied in part both parties' respective summary judgment motions, which resulted, among other things, in the dismissal of MBIA's fraudulent inducement claim with prejudice. On September 13, 2018, the First Department issued a decision that, among other things, affirmed the dismissal of MBIA's fraudulent inducement claim with prejudice. Following its decision, the First Department remanded the action to the trial court for further proceedings. On August 2, 2019, the SCNY concluded a two-week bench trial. On November 30, 2020, the SCNY issued a post-trial order determining liability, and on January 25, 2021 entered an order setting damages in the amount of $604 million. On February 11, 2021, following a settlement, for which Credit Suisse was fully reserved, the SCNY dismissed with prejudice all claims against the Company and its affiliates.

Repurchase litigations. An affiliate of the Company, DLJ Mortgage Capital, Inc. ("DLJ"), is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than $374 million, increased from not less than $341 million, in an amended complaint filed on August 19, 2019, which action is proceeding in the SCNY following the resolution of a previously pending appeal; on January 13, 2020, DLJ filed a motion to dismiss; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than $436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than $420 million; on December 27, 2018, the SCNY denied DLJ's motion for partial summary judgment in this action, and the First Department affirmed the SCNY's summary judgment order on October 10, 2019; on January 30, 2020, DLJ obtained leave to further appeal to the New York State Court of Appeals; subject to final resolution of DLJ's summary judgment appeal, the SCNY has scheduled trial in this action to begin on October 11, 2021 ; (iv) one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than $206 million; (v) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than $495 million; and (vi) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. These actions are brought in the SCNY and are at various procedural stages. DLJ and its affiliate, Select Portfolio Servicing, Inc. ("SPS"), are defendants in two actions that have been consolidated for certain procedural purposes, including trial, in the SCNY: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than $730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

$500 million, and alleges that SPS likely discovered DLJ's alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. On January 10, 2019, the SCNY denied DLJ's motion for partial summary judgment in these actions, and the First Department affirmed the SCNY's summary judgment order on September 17, 2019. On December 12, 2019, DLJ obtained leave to further appeal to the New York State Court of Appeals. Subject to final resolution of DLJ's summary judgment appeal, the SCNY has scheduled trial in these actions to begin on January 10, 2022.

As disclosed in Credit Suisse's fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ. Those dismissals were upheld by the New York State Court of Appeals on February 19, 2019. On July 8, 2019, the notice of appeal plaintiffs filed before the First Department from the SCNY's April 2017 denial of plaintiffs' request that its 2013 dismissal decision be modified to allow plaintiffs to assert new claims not previously included in plaintiffs' consolidated complaint was deemed dismissed when plaintiffs declined to further pursue their appeal by a court-ordered deadline. On August 15, 2019, the trustees for Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 commenced a new repurchase action against DLJ in the SCNY, in which plaintiffs alleged damages of not less than $936 million, asserting substantially similar claims against DLJ as those alleged in the three consolidated repurchase actions that were dismissed with prejudice in 2013. On September 20, 2019, DLJ filed a motion to dismiss and on November 25, 2019, the SCNY entered an order dismissing this new action with prejudice. On December 20, 2019, the plaintiffs filed a notice of appeal to the First Department.

Bank loan litigation. The Company and certain of its affiliates are the subject of certain litigation relating to certain real estate developments including Yellowstone Club and Lake Las Vegas as well as other similar real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. Such litigation includes two cases brought in Texas and New York state courts by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland's claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that the Company and an affiliate had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland's remaining claims in May and June 2015, and entered judgment in the amount of $287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties appealed and on February 21, 2018 the appeals court affirmed the lower court's decision. On March 7, 2018, the defendants filed a motion for rehearing with the appeals court. On April 2, 2018, the motion for rehearing with the appeals court was denied. On July 18, 2018, the defendants filed a request for review by the Texas Supreme Court. On December 14, 2018, the court issued an order requiring briefs on the merits in the request for review. On October 4, 2019, the Texas Supreme Court granted the request for review. On January 8, 2020, the Texas Supreme Court heard oral argument. . On April 24, 2020, the Texas Supreme Court issued a ruling reversing the portion of the trial court's judgment related to the bench trial held in May and June 2015, thereby dismissing plaintiff's breach of contract, breach of the implied duty of good faith and fair dealing, aiding and abetting fraud, and civil conspiracy claims, including damages of approximately $212 million, exclusive of interest, but left standing the separate December 2014 jury verdict for plaintiff on its claim for fraudulent

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

inducement by affirmative misrepresentation. The Texas Supreme Court has remanded the case back to the trial court for further proceedings related to the calculation of damages. On June 10, 2020, Highland filed a motion for rehearing in the Texas Supreme Court, which the court denied on October 2, 2020. In the case in New York state court, the court granted in part and denied in part the Company and certain of its affiliates' summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. The case is currently in discovery. The Company and certain of its affiliates separately sued Highland-managed funds on related trades and received a favorable judgment awarding both principal owed and prejudgment interest. Highland appealed the portion of the judgment awarding prejudgment interest, however the original decision was affirmed in its entirety. The parties subsequently agreed to settle the amount owed by the Highland-managed funds under the judgment.

Rates-related matters. Regulatory authorities in a number of jurisdictions have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including the Group and the Company. The Group, which is a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), and the Company are cooperating fully with these investigations. In particular, it has been reported that regulators are investigating whether financial institutions engaged in an effort to manipulate LIBOR, either individually or in concert with other institutions, in order to improve market perception of these institutions' financial health and/or to increase the value of their proprietary trading positions. In response to regulatory inquiries, Credit Suisse commissioned a review of these issues. To date, Credit Suisse has seen no evidence to suggest that it is likely to have any material exposure in connection with these issues.

Regulatory authorities in a number of jurisdictions, including the South African Competition Commission, have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets. The reference rates investigations have also included information requests from regulators concerning commodities (including precious metals) markets. The Group and the Company are cooperating fully with these investigations.

The investigations are ongoing and it is too soon to predict the final outcome of the investigations.

Beginning in 2011, the Company and certain other Credit Suisse entities were named in various civil lawsuits filed in the US, alleging banks on the US dollar LIBOR panel manipulated US dollar LIBOR to benefit their reputation and increase profits. All remaining matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. The majority of the actions have been stayed since their outset, while a handful of individual actions and putative class actions have been proceeding. The Credit Suisse entities have been dismissed from all non-stayed putative class actions.

In a series of rulings between 2013 and 2019 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act ("RICO"), Commodity Exchange Act, and state law claims), (ii) narrowed the

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction and statute of limitation grounds). The plaintiffs have appealed several of the SDNY's rulings to the United States Court of Appeals for the Second Circuit (Second Circuit), and two appeals remain pending. The first pending appeal was filed 2017 and is a consolidated appeal brought by a number of putative class and individual plaintiffs challenging the district courts' dismissal of plaintiffs' antitrust claims. The second pending appeal was filed on June 23, 2020 by the plaintiffs in one of the non-stayed putative class actions challenging the district court's personal jurisdiction and statute of limitations rulings.

Separately, on May 4, 2017, the plaintiffs in the three non-stayed putative class actions moved for class certification. On February 28, 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives. In the same decision, the court dismissed Credit Suisse AG, the only remaining Credit Suisse entity in the action, from the over-the-counter action. All parties moved for immediate appellate review of the class-certification decisions, and the Second Circuit denied their petitions for review.

In January 2019, members of the US dollar Intercontinental Exchange ("ICE") LIBOR panel, including the Company and certain of its affiliates, were named in three civil putative class action lawsuits alleging that panel banks suppressed US dollar ICE LIBOR to benefit defendants' trading positions. These actions have been consolidated in the SDNY. On July 1, 2019, plaintiffs filed a consolidated complaint. On August 30, 2019, defendants filed a motion to dismiss. On March 26, 2020, the SDNY granted defendants' motion to dismiss. On April 24, 2020, plaintiffs filed a notice of appeal. On December 28, 2020, a proposed intervener filed a motion to intervene because of the current plaintiffs' intent to withdraw. On January 7, 2021, defendants filed a motion to dismiss the appeal based on the current plaintiffs' intent to withdraw.

On August 18, 2020, members of the ICE LIBOR panel and the Company and certain of its affiliates, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards. On November 10, 2020, plaintiffs filed a motion for preliminary and permanent injunction that seeks to enjoin the panel banks from continuing to set LIBOR or that would automatically set the benchmark to zero every day. On November 11, 2020, defendants filed a motion to transfer the case to the SDNY.

The Company and certain of its affiliates as well as other financial institutions are named in five pending civil lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates.

The first pending matter is a putative consolidated class action that names the Company and affiliates. On January 28, 2015, the court denied defendants' motion to dismiss the original consolidated complaint brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the claims of foreign-based investors for transactions outside of the US. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. On September 20, 2016, the SDNY granted in part and denied in part a motion to dismiss filed by the Company and affiliates, along with other financial institutions, which reduced the size of the putative class, but allowed the primary antitrust and

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

Commodity Exchange Act claims to survive. On May 31, 2018, plaintiffs served a motion for class certification, which the Company and affiliates opposed on October 25, 2018. On September 3, 2019, the SDNY denied plaintiffs' motion for certification of a Rule 23(b)(3) damages class, ruling that proof of both injury and damages must proceed on an individual basis, but granted certification as to two threshold issues concerning the alleged conspiracy. The SDNY also denied plaintiffs' motion for certification of a second proposed class in its entirety.

The second pending matter names the Company and affiliates, as well as other financial institutions in a putative class action filed in the SDNY on June 3, 2015. This action is based on the same alleged conduct as the consolidated class action and alleges violations of the US Employee Retirement Income Security Act of 1974 ("ERISA"). On August 23, 2016, the SDNY granted a motion to dismiss filed by the Company, Credit Suisse AG, and other financial institutions. Plaintiffs appealed that decision, and on July 10, 2018, the Second Circuit issued an order affirming in full the SDNY's decision to dismiss the putative ERISA class action against the defendants and denying plaintiffs' request for leave to amend their complaint.

The third pending matter originally named the Company and affiliates, as well as other financial institutions, in a consolidated putative class action filed in the SDNY, alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments. On March 15, 2018, the court issued a decision granting defendants' joint motion to dismiss and dismissing the consolidated complaint in its entirety. On October 25, 2018, the SDNY granted in substantial part plaintiffs' motion for leave to file a proposed second consolidated class action complaint, which plaintiffs filed on November 28, 2018. On December 20, 2018, the Credit Suisse Group AG, together with other financial institutions, filed a motion to dismiss on the basis of personal jurisdiction. On February 19, 2019, plaintiffs voluntarily dismissed Credit Suisse Group AG. On July 17, 2020, the court entered an order preliminarily approving a group settlement of $10 million with the remaining defendants, including the Company and an affiliate. On November 19, 2020, the court entered an order granting final approval of the settlement and directing that the litigation be dismissed with prejudice.

The fourth pending matter names the Company and affiliates in a putative class action filed in the SDNY on July 12, 2017, alleging improper practices in connection with electronic foreign exchange trading. On April 12, 2018, the SDNY granted defendants' motion to compel arbitration.

The fifth pending matter originally named the Company and affiliates, as well as other financial institutions, in a civil action filed in the SDNY on November 13, 2018. This action is based on the same alleged conduct as the consolidated class action. On March 1, 2019, plaintiffs filed an amended complaint. On April 1, 2019, defendants filed motions to dismiss. On April 23, 2019, plaintiffs sought leave to file a second amended complaint in lieu of responding to defendants' motions. On April 26, 2019, the SDNY ordered plaintiffs to file their second amended complaint subject to defendants' right to oppose the amendment and to renew their motions to dismiss, and on June 11, 2019, plaintiffs filed a second amended complaint. On June 28, 2019, plaintiffs voluntarily dismissed Credit Suisse Group AG. On July 25, 2019, defendants filed motions to dismiss the second amended complaint. On September 6, 2019, plaintiffs voluntarily dismissed Credit Suisse International. The claims against the Company and Credit Suisse AG remain pending. On May 28, 2020, the court granted in part and denied in part defendants' motion to dismiss the second amended complaint. On July 28, 2020, plaintiffs filed a third amended complaint.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

The Company and certain of its affiliates, together with other financial institutions, have also been named in two Canadian putative class actions, proceeding in Ontario and Quebec, which make allegations similar to the consolidated class action. On April 14, 2020, in the matter proceeding in Ontario, the court granted in part and denied in part plaintiffs' motion for class certification, certifying a class comprising all persons in Canada who, between 2003 and 2013, entered into an FX instrument transaction with a defendant or through an intermediary.

The Company, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions have been consolidated into a multi-district litigation in the SDNY. On August 23, 2017, the SDNY appointed lead counsel, and on August 25, 2017, three purported class representatives re-filed their complaints as a collective individual action. On November 15, 2017, plaintiffs filed a consolidated amended class action complaint naming the Company, Credit Suisse Group AG, and Credit Suisse International ("CSI"), along with a narrower group of other defendants. The consolidated complaint contains previously-asserted allegations as well as new allegations concerning a group boycott to prevent the emergence of anonymous, all-to-all trading in the secondary market for treasury securities. On February 23, 2018, defendants served motions to dismiss on plaintiffs and the SDNY entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies. On March 26, 2018, the SDNY entered a stipulation voluntarily dismissing CSI for lack of personal jurisdiction.

The Company and certain of its affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. On April 7, 2017, plaintiffs filed a consolidated class action complaint. Plaintiffs filed a consolidated amended class action complaint on November 3, 2017, which defendants moved to dismiss on December 12, 2017. On August 24, 2018, the SDNY granted defendants' motion to dismiss for failure to state a claim, but granted plaintiffs leave to amend. On November 6, 2018, plaintiffs filed a second consolidated amended class action complaint, which defendants moved to dismiss on December 21, 2018. On September 30, 2019, the SDNY granted the motion to dismiss for lack of personal jurisdiction and improper venue made by Credit Suisse and certain other defendants and subsequently indicated that it would further address the motion to dismiss for failure to state a claim made by the Company and certain other defendants. On March 18, 2020, the SDNY issued an additional opinion granting the motion to dismiss for failure to state a claim. On June 1, 2020, plaintiffs filed a notice of appeal.

Separately, on February 7, 2019, the Company and certain of its affiliates, together with other financial institutions and individuals, were named in a putative class action filed in the SDNY, which makes allegations similar to the consolidated class action, but seeks to represent a putative class of indirect purchasers of US dollar SSA bonds where the purchase was made in or connected to New York. On June 25, 2020, plaintiff voluntarily dismissed the lawsuit.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

Since February 22, 2019, the Company and Credit Suisse AG, together with other financial institutions, have been named in multiple putative class action complaints filed in the SDNY, alleging a conspiracy among the financial institutions to fix prices for unsecured bonds issued by Freddie Mac, Fannie Mae, the Federal Home Loan Banks and the Federal Farm Credit Banks.

On April 3, 2019, the SDNY consolidated the putative class action complaints. On May 23, 2019, class plaintiffs in the consolidated putative class action filed a consolidated amended complaint that removed Credit Suisse AG as a defendant. On June 13, 2019, defendants filed a motion to dismiss. On July 12, 2019, plaintiffs filed a second consolidated amended complaint. On August 29, 2019, the SDNY granted defendants' motion to dismiss, but granted plaintiffs leave to amend. On September 10, 2019, plaintiffs filed a third consolidated amended complaint. On September 17, 2019, defendants filed a motion to dismiss certain aspects of the complaint, which was denied on October 15, 2019. On December 6, 2019, the parties reached an agreement in principle to settle the putative class action in its entirety. Class plaintiffs filed a motion seeking preliminary approval of the global settlement on December 16, 2019 and the SDNY issued an order preliminarily approving the global settlement on February 3, 2020. On June 16, 2020, the court issued an order granting final approval to all settlements, including the global settlement to which the Company is a party.

The Company and an affiliate, along with other financial institutions, have been named in two civil actions in the US District Court for the Middle District of Louisiana, alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities: one action brought by the Louisiana Attorney General on behalf of the State of Louisiana on September 23, 2019 and one action brought by the City of Baton Rouge on October 21, 2019. On July 13, 2020, in the civil action filed on September 23, 2019, plaintiff filed an amended complaint. On July 24, 2020, the Company and an affiliate filed an answer.

On April 1, 2020, the Company and an affiliate, along with other financial institutions, were named in a civil action in the US District Court for the Eastern District of Louisiana, alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities. On June 26, 2020, the Company and certain other defendants filed a partial motion to dismiss state law claims brought under the Louisiana Unfair Trade Practices Act. On July 17, 2020, the plaintiff filed a first amended complaint in response to the partial motion to dismiss. On July 31, 2020, the Company and certain other defendants filed a partial motion to dismiss plaintiff's first amended complaint alleging state law claims brought under the Louisiana Unfair Trade Practices Act. On December 31, 2020, the court transferred the action to the US District Court for the Middle District of Louisiana for consolidation with the two earlier-filed Louisiana cases.

On September 21, 2020, the Company and an affiliate, along with other financial institutions, were named in a civil action brought by the City of New Orleans, the New Orleans Municipal Employees Retirement System and the New Orleans Aviation Board in the US District Court for the Eastern District of Louisiana, which also alleges a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

The Company and certain of its affiliates, together with other financial institutions, have also been named in two Canadian putative class actions, which make allegations similar to the consolidated class action.

OTC trading cases. The Company and affiliates, along with other financial institutions, have been named in one consolidated putative civil class action complaint and one consolidated complaint filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates, and Javelin Capital Markets LLC, a swap execution facility, and an affiliate, which claim to have suffered lost profits as a result of defendants' alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY. Both class and individual plaintiffs filed second amended consolidated complaints on December 9, 2016, which defendants moved to dismiss on January 20, 2017. On July 28, 2017, the SDNY granted in part and denied in part defendants' motions to dismiss. On May 30, 2018, class plaintiffs filed a third amended consolidated class action complaint.

On June 14, 2018, a new direct action complaint was filed by swap execution facility trueEX LLC. On June 20, 2018, the trueEX LLC complaint was added to the existing multi-district litigation. On August 9, 2018, trueEX LLC filed an amended complaint against the Company and affiliates, along with other financial institutions, which defendants moved to dismiss on August 28, 2018. On November 20, 2018, the SDNY issued an order granting in part and denying in part defendants' motion to dismiss the trueEX LLC amended complaint.

On February 20, 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. On March 20, 2019, class plaintiffs filed a fourth amended consolidated class action complaint. On June 18, 2019, defendants filed their opposition to plaintiffs' motion for class certification.

On June 8, 2017, the Company and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (collectively "Tera"), alleging violations of antitrust law in connection with the allegation that credit default swap ("CDS") dealers conspired to block Tera's electronic CDS trading platform from successfully entering the market. On September 11, 2017, defendants filed a motion to dismiss. On July 30, 2019, the SDNY granted in part and denied in part defendants' motion to dismiss. On January 30, 2020, plaintiffs filed an amended complaint. On April 3, 2020, defendants filed a motion to dismiss.

The Company and affiliates, as well as other financial institutions, were originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. The SDNY denied defendants' motions to dismiss in the putative class action. On February 22, 2021, plaintiffs filed a motion for class certification in the putative class action. In each of the lawsuits, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies, although the Company and certain affiliates remain part of the ongoing action.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2020

18. Legal Proceedings (Continued)

On August 6, 2019, in one of the civil actions filed in the SDNY by a purported successor in interest to a trading platform for stock loans that sought to enter the market, the SDNY granted defendants' motion to dismiss and entered judgment in favor of the defendants. On September 3, 2019, plaintiff filed a motion to amend the judgment to permit plaintiff to file an amended complaint or, in the alternative, to dismiss certain claims without prejudice. On September 10, 2019, the SDNY denied in part plaintiff's motion to amend the judgment but ordered additional briefing on whether certain claims should be dismissed without prejudice. On January 6, 2020, the SDNY denied plaintiff's motion to amend the judgment.

On April 21, 2020, the Company and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. On July 14, 2020, plaintiff filed an amended complaint. On September 10, 2020, defendants filed a motion to dismiss.

Mossack Fonseca matter. Credit Suisse, along with many financial institutions, has received inquiries from governmental and regulatory authorities concerning banking relationships between financial institutions, their clients and the Panama-based law firm of Mossack Fonseca. Credit Suisse has also received governmental and regulatory inquiries concerning cross-border services provided by Credit Suisse's Switzerland-based Israel Desk. Credit Suisse is conducting a review of these issues and has been cooperating with the authorities.

ETN-related litigation. On February 4, 2019, the Company and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, were named in an individual action filed in the EDNY by a purchaser of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), which asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for plaintiff's losses following a decline in the value of XIV ETNs on February 5, 2018.

On March 29, 2019, plaintiff voluntarily dismissed its action and filed a substantially similar complaint in the SDNY. On May 16, 2019, defendants filed a motion to dismiss. On January 2, 2020, the SDNY granted defendants' motion to dismiss. On February 3, 2020, plaintiff filed a notice of appeal. On April 14, 2020, plaintiff filed a motion for voluntary dismissal with prejudice of its appeal, which was granted by the Second Circuit on April 15, 2020.

On June 3, 2019, the Company and an affiliates and executives were named in a separate individual action brought in the SDNY by a purchaser of XIV ETNs, which asserts claims similar to those brought in the individual action filed on March 29, 2019, as well as additional claims under New York and Pennsylvania state law. On November 12, 2019, defendants filed a motion to dismiss. Plaintiffs responded to the motion to dismiss by filing an amended complaint in lieu of opposing the motion to dismiss. The action has been stayed pending a resolution of the appeal in a related consolidated class action that does not involve the Company.

On February 4, 2019, the Company and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, were named in a class action complaint filed in the SDNY brought on

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Concluded)
December 31, 2020

18. Legal Proceedings (Continued)

behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Medium Term Exchange Traded Notes linked to the S&P 500 VIX Mid-Term Futures Index due December 4, 2030 (ZIV ETNs). The complaint asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of ZIV ETNs in February 2018. On August 20, 2019, plaintiffs filed an amended complaint. On October 21, 2019, defendants filed a motion to dismiss. On April 28, 2020, the SDNY granted defendants' motion to dismiss and dismissed all claims against the defendants. Plaintiffs did not appeal and the judgment is now final.

19. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2020 through the date of issuance of the financial statements on March 1, 2021 and determined that there were no other material events or transactions that would require recognition or disclosure in the consolidated statement of financial condition.